Exhibit 99.1

Notice of our 2024 annual meeting of shareholders

When

Thursday, May 9, 2024

8:30 a.m. CST

Via live webcast from Saskatoon, SK

https://web.lumiagm.com/436776211

password: cameco2024 (case sensitive)

Your vote is important

If you held Cameco common shares on March 11, 2024 (the record date), you are entitled to receive notice of and to vote at this meeting.

You can vote in advance or in real time at the meeting. We encourage shareholders to vote by proxy in advance of the meeting because it’s the easiest way to vote your shares.

See pages 9 through 15 of the attached management proxy circular for information about how to vote. To be valid, TSX Trust Company, our transfer agent, must receive your voting instructions before 8:30 a.m. CST on Tuesday, May 7, 2024 (the proxy deadline).

If you have any questions or need assistance voting, please contact Kingsdale Advisors at 1.888.518.1558 (toll-free in North America) or 1.437.561.4997 (text and call enabled outside North America) or by email at contactus@kingsdaleadvisors.com.

By order of the board of directors,

Sean Quinn

Senior Vice-President,

Chief Legal Officer and Corporate Secretary

Saskatoon, Saskatchewan

April 5, 2024